

September 30, 2011

<u>Via Email</u>
Dr. Leo Li
President and Chief Executive Officer
Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People's Republic of China

> **Re: Spreadtrum Communications, Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 6, 2011**
> **File No. 001-33535**

Dear Dr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2010</u>

<u>Item 5. Operating and Financial Review and Prospects, page 48</u>

1.   We note from page F-19 that you reported $59.6 million of deferred inventory costs as of December 31, 2010 as compared to $4.1 million of deferred inventory costs as of December 31, 2009. We similarly note from page F-14 that you reported $103.1 million of advances from customers as of December 31, 2010 as compared to $14.7 million of advances from customers as of December 31, 2009. Please revise your future filings to explain in more detail why these balances have increased significantly from fiscal 2010

as compared to fiscal 2009. Refer to the guidance in Item 5(b) and 5(d) of Form 20-F.
Please provide us with a sample of your proposed disclosure.

-Results of Operations, page 56

2.   We note your disclosure on page 57 that your sales primarily increased due to sales of
your 2G/2.5G and your 3G semiconductor bundles. We further note your disclosures on
page 48 related to product sale metric information related to RF transceivers, baseband
semiconductors, and bundle semiconductors. Please revise future filings to explain in
more detail why your sales have increased in these individual product groups. For
instance, please specifically explain in more detail how the overall expansion of your
customer base impacted these product sales categories.   Refer to the guidance in Item
5(a) of Form 20-F. Please provide us with a sample of your proposed disclosure.

Item 18. Financial Statements, page 86

Note 2. Summary of Significant Accounting Policies, page F-10

-Concentration of Credit Risk, page F-11

3.   Please tell us the payment terms of your four largest customers in 2010 (customers D, E,
F and H as shown in the table on page F-11). We note that these customers are not also
reflected as having a receivable balance as of December 31, 2010.

-Revenue Recognition, page F-14

4.   We note that your deferred costs have increased significantly between 2009 and 2010.
Please tell us the nature of any significant changes in the terms of your revenue
arrangements. In this regard, please quantify the amount of revenue associated with
contracts that contain acceptance provisions for quality inspections for which you defer
revenue recognition.

5.   Further, we note from your Form 6-K filed on August 8, 2011 that China Mobile is
shifting from purchasing from your central procurement to distributors. Please explain to
us when this shift began and discuss the impact, if any, it has had upon your revenue
recognition policies. For instance, please explain to us if you have changed your revenue
arrangements with your distributors and your related revenue recognition policies.

Note 15. Segment and Geographic Information, page F-26

6.   Please revise future filings to disclose the basis of attributing revenues from external
customers to individual countries pursuant to ASC 280-10-50-41(a).

7.   We note your disclosures on page 48 related to product sale metric information related to
        RF transceivers, baseband semiconductors, and bundle semiconductors. We further note
        from page 57 and your Form 6-K filed on August 8, 2011 that you discuss 2G/2.5G
        bundle semiconductors and 3G product bundle semiconductors. It appears that you are
        changing the major categories of your revenues by product between fiscal 2009 as
        compared to fiscal 2010. Considering your disclosures on pages 48 and 57, and your
        recent disclosures within your Form 6-K filed on August 8, 2011, please explain to us
        how you considered the guidance in ASC 280-10-50-40 related to the disclosure of
        revenues by major product categories.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments.
In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant